BY EDGAR TRANSMISSION

February 25, 2015

Ms. Michelle Roberts
Mr. Tony Burak
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Principal Variable Contracts Funds, Inc.
Response to SEC Staff Comments on:
Registration Statement on Form N-14
Pursuant to Securities Act of 1933
Registration No. 333-201661

Dear Ms. Roberts:
This letter responds, on behalf of Principal Variable Contracts Funds, Inc. (the “Registrant”), to the comments of the staff of the Securities and Exchange Commission (“Commission”), which you communicated to me on Friday, February 13, 2015. Changes in response to staff comments will be made by the Registrant in a Form 497 related to the Reorganization of the SmallCap Growth Account II and SmallCap Value Account I into the SmallCap Blend Account.

Comment 1. On the President’s letter, please include information noting when shareholders should expect to receive the proxy statement/prospectus.

Response. The requested disclosure has been made.

Comment 2. In the section titled “The Reorganization”, when discussing the relative performance of each fund, please include disclosure that past performance is no guarantee of future performance.

Response. The requested disclosure has been made.

Comment 3. In the section titled “The Reorganization”, please explain what AFFE is in plain English. Further, please remove or revise the sentence noting that the fund does not actually pay the AFFE from its assets.

Response. The requested disclosure has been made.

Comment 4. In the section titled “The Reorganization”, with respect to each proposal, please clarify there are differences in the principal investment styles of sub-advisors of each fund given the fact that approximately 90% of each Acquired Funds securities will be disposed of prior to the Reorganization.

Response. The requested disclosure has been made.

Comment 5. In the section titled “The Reorganization”, please clarify that the Acquired Fund of each Reorganization will pay the out-of-pocket costs and trading costs associated with the Reorganization.

Response. The requested disclosure has been made.

Comment 6. In the Fees and Expenses table, if 2014 information is available, please include.

Response. The audit of the 2014 information is not ready for publication. The information included in the Form N-14 filing complies with Rule 3.18(b) of Regulation S-X.

Comment 7. In the preamble to the Performance section for Proposal 2, include a statement that the total return of Class 2 shares of the Acquired Fund, for performance periods prior to inception, is based upon the performance of Class 1 shares adjusted to reflect the fees and expenses of Class 2 shares.

Response. The requested disclosure has been made.

Comment 8. Throughout the registration statement, the risks and polices of each Acquired Fund compared to the Acquiring Fund are noted as “similar” or “substantially similar”. Please clarify which is correct and conform throughout the document.

Response.   The requested disclosure has been made.

Comment 9. In the section titled “Comparison of Acquired and Acquiring Funds” in Proposal 2, please highlight that the Acquired Fund may purchase REITs.

Response. The requested disclosure has been made.

Comment 10. In the preamble to the Capitalization table, please revise the statement, “As of June 30, 2014, the Acquired Fund and the Acquiring Fund both had two outstanding classes of shares: Class 1 and Class 2 shares.” as Class 2 shares of the SmallCap Blend Account have not yet commenced.

Response. The requested disclosure has been made.

Comment 11. In the Fees and Expenses tables for both proposals, if 2014 information is available, please include.

Response. The audit of the 2014 information is not ready for publication. The information included in N-14 filing complies with Rule 3.18(b) of Regulation S-X.

Comment 12. In the Performance section for both proposals, please update to 2014 information if available.

Response. The requested revision has been made.

Comment 13. In the Fees and Expenses table and Examples table, please make note that contract expenses are not reflected in either table.

Response. The requested disclosure has been made.

Comment 14. In the Federal Income Tax Consequences section, when discussing capital loss carryforwards, please update to 2014 information if available.

Response. The audit of the 2014 information is not ready for publication. The information included in N-14 filing complies with Rule 3.18(b) of Regulation S-X.

Comment 15. In the Capitalization table, transaction costs expected to be incurred with respect to the Reorganization should be shown as an adjustment in the table reducing the net assets of the combined fund.

Response. The requested revision has been made.

Comment 16. In the section titled “Voting Information”, please include disclosure regarding mirror voting.

Response. The requested disclosure has been made.

Comment 17. In the preamble to the Financial Highlights, please revise to note the semi-annual period ended June 30, 2014.

Response. The requested revision has been made.

Comment 18. In the section titled “Reasons for the Reorganization” for both Proposals, when discussing the relative performance of each fund, please include disclosure that past performance is no guarantee of future performance.

Response. The requested disclosure has been made.

Comment 19. In the pro-forma Statement of Assets and Liabilities in the Statement of Additional Information, transaction costs expected to be incurred with respect to each Reorganization should be shown as an adjustment reducing the net assets of the combined funds.

Response. The requested revision will be made.

Comment 20. In the pro-forma statement of operations the Statement of Additional Information, please confirm adjustment to management fees. As show, the adjustment does not appear to be reasonable.

Response. The adjustment is correct. The management fee schedule of the Acquiring Fund is less than that of both Acquired Funds.

Comment 21. In the pro-forma schedule of investments in the Statement of Additional Information, please include the name of the surviving fund in the statement heading.

Response. The requested revision has been made.

Comment 22. In the pro-forma notes to the financial statements in the Statement of Additional Information, please include a note disclosing which entities will be the surviving fund for accounting purposes.

Response. The requested revision has been made.

Comment 23. In the third paragraph of note number 2 in the pro-forma notes to the financial statements in the Statement of Additional Information, provide an estimate of the extent to which investment securities of the target fund will be sold in connection with the reorganization.

Response. The requested revision has been made.

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that staff comments or our changes to the disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 515-235-9328 or Jennifer Mills at 515-235-9154 if you have any questions.

Very truly yours,

/s/ Adam U. Shaikh

Adam U. Shaikh
Assistant Counsel
Principal Funds, Inc.

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